2000-1



                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.
                                      20549
                                     -------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

      For the period commencing October 21, 1999 through February 17, 2000

                                     -------



                      KONINKLIJKE PHILIPS ELECTRONICS N.V.

                              --------------------
                              (Name of registrant)



       Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, The Netherlands

                      -------------------------------------
                    (Address of principal executive offices)


            Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:



                            Donald C. Walkovik, Esq.
                               Sullivan & Cromwell
                                125 Broad Street
                              NEW YORK, N.Y. 10004

This report comprises copies of two press releases entitled 'The Philips Group in 1999' and 'Proposals to the Annual General Meeting of Shareholders', both dated February 17, 2000.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 17th day of February, 2000.





                          KONINKLIJKE PHILIPS ELECTRONICS N.V.







                                    /s/ C. Boonstra

                                      C. Boonstra
                                      (President,
                          Chairman of the Board of Management)








                                   /s/ J.H.M. Hommen

                                     J.H.M. Hommen
                               (Executive Vice-President,
                           Member of the Board of Management
                              and Chief Financial Officer)